Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178333 and
Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 23

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 23 supplements and amends the prospectus dated December 29, 2011, as supplemented by Prospectus Supplement No. 1 dated January 12, 2012, Prospectus Supplement No. 2 dated January 30, 2012, Prospectus Supplement No. 3 dated February 24, 2012, Prospectus Supplement No. 4 dated March 28, 2012, Prospectus Supplement No. 5 dated April 11, 2012, Prospectus Supplement No. 6 dated April 13, 2012, Prospectus Supplement No. 7 dated April 24, 2012, Prospectus Supplement No. 8 dated May 7, 2012, Prospectus Supplement No. 9 dated May 9, 2012, Prospectus Supplement No. 10 dated June 7, 2012, Prospectus Supplement No. 11 dated July 6, 2012 and Prospectus Supplement No. 12 dated July 18, 2012, Prospectus Supplement No. 13 dated July 27, 2012, Prospectus Supplement No. 14 dated August 2, 2012, Prospectus Supplement No. 15 dated August 7, 2012, Prospectus Supplement No. 16 dated August 28, 2012, Prospectus Supplement No. 17 dated September 17, 2012, Prospectus Supplement No. 18 dated October 29, 2012, Prospectus Supplement No. 19 dated November 2, 2012, Prospectus Supplement No. 20 dated November 8, 2012, Prospectus Supplement No. 21 dated December 7, 2012, Prospectus Supplement No. 22 dated December 28, 2012 and Prospectus Supplement No. 23 dated February 6, 2013 (collectively referred to herein as the “Prospectus”).

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K dated February 6, 2013, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 18 of the Prospectus dated December 29, 2011, for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is February 6, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2013

HORIZON LINES, INC.

(Exact name of registrant as specified in its Charter)

Delaware	001-32627	74-3123672
(State or Other Jurisdiction of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

(Address of Principal Executive Offices, including Zip Code)

(704) 973-7000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Item 2.03 Creation of a Direct Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Introduction

On January 31, 2013, Horizon Lines, Inc. (“Horizon”), through its newly formed subsidiary Horizon Lines Alaska Vessels, LLC (“Horizon Alaska”), acquired off of charter three Jones Act qualified, D-7 vessels (the “Vessels”) for a purchase price of approximately $91.8 million. Financing for the acquisition of the Vessels, and associated fees and expenses, was arranged via two separate term loans totaling approximately $95.8 million at a weighted average interest rate of 9.8%, and both maturing on September 30, 2016.

Horizon’s Alaska trade is served by this fleet of Vessels—the Horizon Anchorage, the Horizon Kodiak, and the Horizon Tacoma. The Vessels are designed especially for the demanding Alaska weather conditions and for the specific port characteristics in Anchorage, Kodiak and Dutch Harbor. The Vessels, built in 1987, are each diesel powered, with a maximum speed of 20 knots and have 1,668 twenty-foot equivalent units of cargo capacity.

$20.0 Million Term Loan Agreement

On January 31, 2013, Horizon and those of its subsidiaries that are parties (the “Loan Parties”) to the 11.00% First Lien Senior Secured Notes due 2016, the 13.00%-15.00% Second Lien Senior Secured Notes due 2016, and the 6.00% Series A Convertible Senior Secured Notes due 2017 (collectively, the “Notes”) entered into a $20.0 million term loan agreement with certain lenders and U.S. Bank National Association, as administrative agent, collateral agent, and ship mortgage trustee (the “$20.0 Million Agreement”). The loan under the $20.0 Million Agreement matures on September 30, 2016 and accrues interest at 8.00% per annum, payable quarterly commencing March 31, 2013 with interest calculated assuming accrual beginning January 8, 2013. The $20.0 Million Agreement is secured by substantially all of the assets of the Loan Parties that secure the Notes, on a priority basis relative to the Notes. The $20.0 Million Agreement does not provide for any amortization, and the full outstanding amount of the loan is payable on September 30, 2016. The covenants in the $20.0 Million Agreement are substantially similar to the negative covenants contained in the indentures governing the Notes, which indentures permit the incurrence of the term loan borrowed under the $20.0 Million Agreement and the contribution of such amounts to Horizon Alaska (the “Indentures”).

The proceeds of the loan borrowed under $20.0 Million Agreement were contributed to Horizon Alaska to enable it to acquire the Vessels. Horizon Alaska is an “unrestricted subsidiary” under the Indentures.

$75.0 Million Term Loan Agreement

On January 31, 2013, Horizon Alaska, together with newly formed subsidiaries Horizon Lines Alaska Terminals, LLC (“Alaska Terminals”) and Horizon Lines Merchant Vessels, LLC (“Horizon Vessels”), entered into an approximately $75.8 million term loan agreement with certain lenders and U.S. Bank National Association, as the administrative agent, collateral agent and ship mortgage trustee (the “$75.0 Million Agreement”). The obligations are secured by substantially all of the assets of Horizon Alaska, Horizon Vessels, and Alaska Terminals (collectively, the “SPEs”), including the Vessels. The loan under the $75.0 Million Agreement accrues interest at 10.25% per annum, payable quarterly commencing March 31, 2013. Amortization of loan principal is payable in equal quarterly installments, commencing on March 31, 2014, and each amortization installment will equal 2.5% of the total initial loan amount (which may increase to 3.75% upon specified events). The full remaining outstanding amount of the loan under the $75.0 Million Agreement is payable on September 30, 2016.

The proceeds of the loan under the $75.0 Million Agreement were utilized by Horizon Alaska to acquire the Vessels.

The $75.0 Million Agreement contains negative covenants including limitations on the incurrence of indebtedness, liens, asset sales, investments and dividends.

The agent and the lenders under the $75.0 Million Agreement have acknowledged they have been notified that they do not, pursuant to the loan, have any recourse to the stock or assets of Horizon or any of its subsidiaries (other than the SPEs or equity interests therein). Defaults under the $75.0 Million Agreement do not give rise to any remedies under Horizon’s ABL facility or the Indentures.

In connection with the Vessel purchases and financing described above, on January 31, 2013, Horizon also entered into a second amendment to the ABL Credit Agreement, by and among Horizon, Horizon Lines, LLC, the guarantors party thereto, the lenders party thereto and Wells Fargo Capital Finance, LLC, as administrative agent (the “ABL Facility Amendment”). Horizon further entered into a new Intercreditor Agreement (the “Intercreditor Agreement”), by and among

Horizon, Horizon Lines, LLC, each of the other grantors (as defined therein) from time to time party thereto, Wells Fargo Capital Finance, LLC, in its capacity as agent under the ABL Credit Agreement (as defined therein), and U.S. Bank National Association, in its capacity as administrative agent, collateral agent, and ship mortgage trustee under the $20.0 Million Agreement, and in its capacity as trustee and collateral agent for each of the Notes. Horizon entered into the ABL Facility Amendment and the Intercreditor Agreement to allow for the $20.0 Million Agreement to be guaranteed by the same entities that guarantee the existing indebtedness represented by borrowings under the ABL Credit Agreement and the Notes and to be secured by liens on the collateral securing the Notes, on a relative priority basis to the Notes.

Horizon, through one of its subsidiaries, is leasing the Vessels from Horizon Alaska under a bareboat charter on terms at least as favorable as would have been obtained by Horizon with a third party. The initial term of the bareboat charter expires in December 2019, with an ability to extend. The obligations under the bareboat charter are guaranteed by the Loan Parties and such guarantee, along with the bareboat charter, have been pledged as collateral by Horizon Alaska under to $75.00 Million Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON LINES, INC.
(Registrant)

Date: February 6, 2013	By:	/s/ Michael F. Zendan II
Michael F. Zendan II
Executive Vice President, General Counsel and Secretary